April 19, 2017 - On behalf of its sundry clients, Cannell Capital LLC (“CC”) announces its intention to vote according to the following schedule at the Annual General Meeting of TheStreet, Inc. (“TST”) to be held on May 31, 2017 at the offices of Orrick, Herrington & Sutcliffe LLP at 51 West 52nd Street in New York City:

Election of Sarah Fay	AGAINST
Election of Steve Zacharias	AGAINST
Election of Betsy Morgan	FOR
Proposal to declassify board	FOR
Advisory vote to eliminate supermajority voting	FOR
Ratification of BDO LLP as auditor	FOR
Approval of executive compensation	FOR
To approve the frequency of votes on compensation	ONE YEAR

CC believes that TST employs a large number of talented and hard-working staff. All the ingredients are in place for a successful turnaround at TST. The speed and guarantee of such turnaround will, in CC’s opinion, be accelerated if shareholders send a message to the Board of Directors by voting against two of its incumbent members, however. CC believes that appointing a restructuring specialist now would benefit all shareholders. It is time to leave the newsroom to TST’s new and improved officers and the board room to its owners.

It is also the opinion of CC that TST is held back by a very small number of employees who receive outsized compensation. CC believes that the inclusion of new shareholder representative(s) on the board of TST would help the Company reduce excessive compensation.

Shareholders are encouraged to review the letter attached to CC’s Schedule 13D filing dated April 3, 2017:

https://www.sec.gov/Archives/edgar/data/1058854/000105885417000012/exhibit_99.htm.

Cannell Capital reserves the right to modify its votes and to also propose a contested proxy for the election of Mr. Alan Angrisani [www.alangrisani.com and https://www.amazon.com/Win-One-Shareholders-Al-Angrisani/dp/0615279716].

Shareholders with questions are encouraged to contact Mr. Stephen Wagstaff at info@cannellcap.com or 307-733-2284.